June 12, 2019

John Rice
Chief Executive Officer
Sigma Labs, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

       Re: Sigma Labs, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response Dated June 4, 2019
           Form 10-Q for Fiscal Quarter Ended March 31, 2019
           Response Dated June 4, 2019
           File No. 001-38015

Dear Mr. Rice:

       We have reviewed your June 4, 2019 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2019

NOTE 4 - Stockholders' Equity
Deferred Compensation, page 9

1. We note your response to comment 3 in our letter dated May 23, 2019. Please tell us the specific reference within ASC 718 that supports the recognition of the $225,000 prepaid asset for the nonvested shares of common stock granted to the non-employee directors. It appears that the non-employee directors meet the definition of employees per ASC 718-
      10-20.
 John Rice
FirstName LastNameJohn Rice
Sigma Labs, Inc.
Comapany NameSigma Labs, Inc.
June 12, 2019
Page 2
June 12, 2019 Page 2
FirstName LastName
       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Tracey Houser, Staff
Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Frank Pigott, Staff Attorney, at (202) 551-3570 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing and
                                                         Construction
cc:      Darren Freedman